Approved By the Board:

GBS Inc.
NOMINATING COMMITTEE CHARTER

Committee Purpose

The Nominating Committee's ("Committee") role is to exercise general oversight with respect to the governance of GBS Inc (the "Company"). The committee identifies individuals qualified to become Board members and accordingly recommends director nominees for the annual meeting of stockholders. Furthermore, the committee also recommends and implements policies and procedures intended to assist the Board operations and all obligations to the Company and its stockholders

To fulfill its objectives, the Committee shall undertake the following:

NOMINATION OF DIRECTORS AND CERTAIN OFFICERS

1. The Committee will review and make recommendations to the Board with respect to the long-term plan for the composition of the Board;
2. Determine the skills and qualifications required of directors, and develop criteria to be considered in selecting potential director candidates;
3. Make recommendations to the full Board regarding the size and composition of the Board and the tenure of directors;
4. Identify, review and evaluate diverse candidates qualified to become Board members who reflect specified criteria contained in the Corporate Governance Guidelines;
5. Recommend to the Board candidates to fill vacancies on the Board and to stand for election as directors at the next annual meeting of stockholders;
    - Exercise sole authority to retain, at the Company's expense, and terminate any search firm or process used to identify director candidates, including sole authority to approve the search firm's fees and other retention terms;
    - Annually consider any Board candidate recommendation made by stockholders or an interested party, if the recommendation is presented to the Corporate Secretary by the date provided in the proxy statement for the Annual Meeting of Stockholders;
6. Develop and review regularly, policies and procedures for considering stockholder nominees for election to the Board, and evaluate such nominees;
7. In accordance with the Company's majority voting policy, as set forth in the Corporate Governance Guidelines, consider the resignation offer of any nominee for director, who in an uncontested election, receives a majority of withheld votes, and recommend to the Board the action it deems appropriate to be taken with respect to such offered resignation;
8. Evaluate, report and make recommendations to the Board on the overall performance of the Board through an annual review and evaluation of the structure, size, composition, development, selection and process of the Board and its committees;

9. Annually review and recommend to the Board the Board Corporate Committee structure and recommend to the Board membership of the Board Corporate committees, including rotation, reassignment and removal of any committee member;
10. Review and recommend to the Board the Board leadership structure and recommend to the Board the Board Chairman;
11. Review and recommend to the Company Board for election by the Board, candidates for election as officers of the Company with the rank of executive vice president or above and as "principal officers," as that term is defined in the Nasdaq By-Laws;
12. Annually review the initial orientation/onboarding of new Directors; and
13. Facilitate where appropriate Director Participation in continuing education programs.

CORPORATE GOVERNANCE

1. Identify and bring to the attention of the Board current and emerging corporate governance trends and issues that may affect the business operations, performance and public image of the Company;
2. Periodically perform a review and assessment of the Company's structural defenses and plans to respond to shareholder activism;
3. Annually review the Company's strategy and initiatives regarding environmental stewardship, sustainability and corporate social responsibility;
4. Annually review the Corporate Governance Guidelines for approval by the Board, and recommend any changes deemed appropriate to the Board for its consideration;
5. Consider matters of corporate governance and periodically review, assess, develop and recommend proposed changes for Board approval of The Duties and Obligations of the Company's Board Members;
6. Monitor the Company's compliance in the areas of corporate governance pursuant to The Nasdaq Stock Market LLC Listing Rules and best practices, in order to report and make recommendations to the Board with respect to such requirements and practices;
7. Oversee the Board's annual performance and self-evaluation process, including determining how effectively the Board and each committee operates;
8. Monitor the independence of the Board; review any potential conflict of interest between a director and the Company and any potential violation of the Code of Conduct for the Board of Directors by a director; and recommend to the Board actions the Committee deems appropriate to be taken in connection with any such potential conflict of interest or violation;
9. Review, consider and approve proposed appointments of senior executives to serve on public company boards in consultation with the Chief Executive Officer; and review semi-annual report on the senior executive service on public company boards; inform the Board of appointments;
10. Review disclosures included in the Company's proxy statement regarding the Company's director nomination process and other corporate governance matters;
11. Review any proposals submitted by the stockholders for action at the annual meeting of stockholders, make recommendations to the Board regarding action to be taken in response to each proposal, and consider the voting result of any such proposals;
12. Oversee risks related to the Company's governance structure, policies and processes;
13. Together with the Management Compensation Committee, conduct and review the outcome of the annual performance reviews of the Chief Executive Officer; and
14. Annually review the Committee's charter.

Membership

The Committee shall be composed of two or more non-management directors, each of whom shall be independent as defined by the independence requirements of The Nasdaq Stock Market LLC Listing Rules, the Corporate Governance Guidelines and all other applicable laws, rules and regulations governing director independence, as determined by the Board. In addition, the number of Non-Industry directors must equal or exceed the number of Industry directors, and at least two members of the committee must be deemed Public directors under the By-Laws.

Term of Office

Each Committee member & Committee Chair shall be appointed annually by the Board.

Meetings

The Committee shall meet at least twice a year or more frequently as appropriate.